The Royce Funds

745 Fifth Avenue

New York, NY 10151

212-508-4500

800-221-4268

e-mail: funds@royceinvest.com website: www.royceinvest.com

May 14, 2020

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E. Washington, D.C. 20549

Atten: Ms. Cindy Chang

Re: Annual Report to Stockholders for the year ended December 31, 2019 for each of Royce Micro-Cap Trust, Inc. (File No. 811-08030), Royce Value Trust, Inc.
(File No. 811-04875), and Royce Global Value Trust, Inc. (File No. 811-22532)

Dear Ms. Chang:

At your request, and as we discussed over the telephone, in connection with the staff’s comments relating to each of the above-referenced Annual Reports to Stockholders, set forth below are the staff’s comments and the Funds’ responses.

Royce Micro-Cap Trust, Inc.
Royce Value Trust, Inc.

Royce Global Value Trust, Inc,

Comment: Please amend each Funds’ Form N-CEN to attach each Funds’ internal control report from the Funds’ Independent Accountants for the year ended December 31, 2019.

Response: On April 17, 2020, each Fund filed a Form N-CEN/A for the year ended December 31, 2019 per your above request.

Comment: Please include disclosure in the Notes to the Financial Statements contained in the Funds’ Annual Reports to Stockholders that sets forth disclosure regarding the maximum amount of borrowing permitted under each Funds’ revolving credit agreement and the conditions under which such line of credit may be withdrawn from each Fund (See Reg-SX 210.5-02.19b).

Response: We will expand the disclosure regarding borrowings per the above request in future N-CSR filings.

Please direct any further communication relating to this filing to John E. Denneen at (212) 508-4578.

Very truly yours,

/s/ Peter K. Hoglund	/s/ John E. Denneen
Peter K. Hoglund	John E. Denneen
Treasurer	Secretary

cc:	Christopher D. Clark Mary Macchia Frank P. Bruno, Esq.